JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

GRENVILLE GOLD CORPORATION
Suite 207 – 475 Howe Street
Vancouver, B.C. V6C 2B3
Tel: (604) 669-8842

JOINT NEWS RELEASE

July 2, 2008

JOURNEY AND GRENVILLE GOLD ANNOUNCE
CLOSING OF THE JOINT VENTURE ON SILVERIA PROJECT

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey”) (TSX-V: JNY, FRANKFURT: JL4, OTCBB: JNYRF) and Grenville Gold Corporation (TSX-V: GVG.V, OTCBB: GVLGF.PK, FRANKFURT: F9I.F, WKN: A0KELU) (“Grenville”) are very pleased to announce that the TSX Venture Exchange has accepted for the filing the option and joint venture agreement, as amended by an amendment agreement dated February 5, 2008 (the “Joint Venture Agreement”), whereby Journey may acquire up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru (the “Property”).

Under the terms of the joint venture agreement between Journey, Grenville, its wholly owned Canadian subsidiary and its Peruvian subsidiary, Journey had an exclusive option to acquire up to a 75% interest in the Property by funding up to a total of $11,800,000 million in exploration and development expenditures towards advancing the project into production.

Journey has funded an amount of CDN$1,300,000 toward expenditures on the Property and issued 1,000,000 shares of its common stock to Grenville. On or before three months following the Approval Date, Journey shall fund a further amount of CDN$1,500,000 toward Expenditures on the Property, upon completion of which, Journey will have earned a 25% interest in and to the Property. In addition, Journey must fund a further CDN$3,000,000 in Expenditures on the Property on or before eight months following the Approval Date, upon completion of which, Journey will have earned a 50% interest in and to the Property.

Under the Joint Venture Agreement, Journey shall maintain an option to earn an additional 25% interest in and to the Property by funding a further CDN$6,000,000 in Expenditures on the Property and making payment to Grenville in the amount of CDN$1,000,000 on or before January 31, 2011. In the event that Journey completes such further Expenditures, Journey will have earned a 75% interest in and to the Property, unless Grenville elects to contribute an equal amount of Expenditures under the joint venture in order to maintain its interest of 50% and have the joint venture continue to run on a 50/50% basis. All funds are to be deposited into a joint venture account within the required time limits for the purpose of funding work on the Property under the joint venture.

Mr. Paul Gill, President of Grenville, commented: “We look forward to working together on the development of the Property with the continued intention of placing the Property into production as soon as possible”.

Mr. Jack Bal, President of Journey, commented: “We are very excited about fulfilling our initial funding requirements and closing the joint venture transaction with Grenville on the Silveria Property”.

Journey Resources Corp. is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) and the Frankfurt Stock Exchange (Symbol : JL4). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Silver Mountain Project and the Silveria Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. In addition, the Company recently purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine. The Company also recently entered into a joint venture agreement, whereby it has an exclusive option to acquire up to a 75% interest in the Silveria Property, which covers approximately 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine.

Grenville Gold Corporation is a junior resource company seeking prospective properties in Peru. Its Peruvian subsidiary owns the Silveria Property, Espanola Property and the Chorobal PropertyGrenville Gold plans to leverage the experience of its board and management in exploration and mining to develop its growth strategy in South America.

ON BEHALF OF JOURNEY RESOURCES CORP. AND GRENVILLE GOLD CORPORATION

“Jatinder (Jack) Bal”	“A. Paul Gill”

JATINDER (JACK) BAL	A. PAUL GILL
President & CEO	President & CEO
JOURNEY RESOURCES CORP.	GRENVILLE GOLD CORPORATION

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com

For further information on Grenville Gold Corporation, please contact A. Paul Gill at (604) 669-8842, e-mail at info@grenvillegold.com , or visit our website at www.grenvillegoldcorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission, the Ontario Securities Commission, and the Alberta Securities Commission.